Exhibit 99.1

FOR IMMEDIATE RELEASE
Feb. 4, 2003

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308 (tel); +972-4-604 8300 (fax)
mosheamit@camtek.co.il

CAMTEK LTD. TO TRANSFER TO NASDAQ SMALLCAP MARKET
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UPDATES Q4 REVENUE GUIDANCE
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EXPECTING STRONGER Q1/'03
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CONTINUES IMPLEMENTING COST-CUTTING MEASURES
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MIGDAL HAEMEK, Israel — February 4, 2003 — Camtek Ltd. (NASDAQ: CAMT) reported today that the Nasdaq Listing Qualifications Panel has determined that the listing of the Company's ordinary shares will be transferred from The Nasdaq National Market to The Nasdaq SmallCap Market effective the open of business on February 5, 2003. The Company's ordinary shares will continue to trade under the symbol: CAMT.

Camtek's continued listing on The Nasdaq SmallCap Market is contingent upon the successful completion of an application and review process. This process will require the Company to file a transfer application to the Nasdaq SmallCap Market and to pay all initial listing fees.

On another matter, Camtek further announced that it is updating its guidance for the fourth quarter of 2002. According to the new guidance, revenues for the fourth quarter are expected to total between $4.2-4.6 million. Camtek's previous guidance forecasted $5-7 million.

Rafi Amit, Camtek's CEO, commented: "The lower-than-expected revenues are the result of rescheduling to the first quarter of 2003 of deliveries and installations of some existing orders. As a result, the first quarter of 2003 looks stronger at this point. We do not view this as weakening of our business or markets, which, under the limited visibility we have, still appear flat."

Mr. Amit added: "We have recently implemented a reorganization program with the main purpose of further lowering our costs while shifting our focus onto areas that demonstrate higher short term potential. We have transferred sales and customer support resources from Europe and the US to Asia, to support the higher level of manufacturing activity there, and to accelerate the training process of domestic personnel. We have also consolidated our Microelectronics products division—formerly Inspectech—with our HDI products division. The new division, named Microelectronics and Packaging (MEP), is headed by Amir Gilead, our Vice President of Semiconductor Packaging (HDI) Division," concluded Mr. Amit.

ABOUT CAMTEK

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha'Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia.

This press release is available at www.camtek.co.il

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.